UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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20013895

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-39465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___5/01/2019___ AND ENDING ___4/30/2020___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn Investments LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

9841 Clayton Road
_____
                                        (No. and Street)

Saint Louis   MO   63124
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah W. Mertz   314-997-1277
_____
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP
_____
                        (Name – if individual, state last, first, middle name)

800 Market Street Suite 500   Saint Louis   MO   63101
_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Norman B. Conley III___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___J.A. Glynn Investments LLC___, as of ___April 30___, 20__20__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Marigold Black
Notary Public

N/b Gln
Signature

President and CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

J.A. Glynn Investments, LLC

Statement of Financial Condition

April 30, 2020

Assets

Cash and cash equivalents	$	1,059,583
Securities owned, at fair value		211,779
Deposit with clearing organization		100,000
Receivables from affiliates		28,308
Property and equipment, net		14,623
Other assets		24,851
Total assets	$	1,439,144

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	122,290
Due to affiliates		8,983
Total liabilities		131,273
Commitments and contingencies		
Member's equity		1,307,871
Total liabilities and member's equity	$	1,439,144

See accompanying notes to financial statement.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2020

Note 1 - Nature of Operations and Basis of Presentation

Nature of Operations

J.A. Glynn Investments, LLC ("JAG"), a Missouri limited liability company established in March 2013, is a registered securities broker-dealer. JAG is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation.

JAG is a wholly-owned subsidiary of J.A. Glynn & Co. ("J.A. Glynn") and assumed J.A. Glynn's Securities and Exchange Commission ("SEC") broker-dealer registration, FINRA membership agreement, and operation of the broker-dealer business on May 1, 2013. JAG has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. The national broker-dealer maintains a general liability insurance policy related to these clearing activities and accounts maintained with them. This agreement also requires that $100,000 of cash, securities, or combination of both, be maintained with the broker-dealer. At April 30, 2020, JAG has $100,000 included in deposit with a clearing organization relating to this requirement. The national broker-dealer also provides credit to JAG at the Cost of Funds Rate as defined in the agreement (1.26 percent at April 30, 2020), plus 1 percent. The amount of credit provided is limited based on acceptability of collateral and net capital requirements.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the accounting topics within the FASB ASC.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

JAG follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2020

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (continued)

Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Cash and Cash Equivalents

JAG considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Securities

As of April 30, 2020, JAG classifies all securities owned as trading securities. Securities are recorded on a trade-date basis. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned. Securities sold, not yet purchased, represent obligations of JAG to deliver the specified securities at the contracted price and, thereby, requires JAG to purchase the securities in the market at prevailing prices. JAG's liability for securities to be delivered is measured at their fair value as of the date of the financial statements.

Accounts Receivable

Receivables are uncollateralized obligations due under normal trade terms. JAG provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of receivables, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated receivables are reduced when the receivables are determined to be uncollectible. Currently, JAG considers all receivables to be fully collectible.

Concentration of Credit Risk

Financial instruments, which potentially subject JAG to concentrations of credit risk, consist principally of cash and cash equivalents, receivables, and securities owned. JAG maintains its cash primarily with one financial institution. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Cash and cash equivalents of approximately $967,000 held with a national broker-dealer, are not insured by the FDIC. JAG performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although JAG is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at April 30, 2020.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2020

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over each asset's estimated useful life as noted below:

Asset Classification	Useful Life (Years)
Computer equipment and software	3-5
Office furniture and equipment	7

Additions to property and equipment and major replacements are capitalized. Gains and losses on dispositions, maintenance, repairs and minor replacements are charged to operations as incurred.

Income Taxes

JAG is a wholly owned subsidiary of J.A. Glynn. As such, JAG follows the tax accounting of J.A. Glynn and its earnings and losses are included in the income tax returns of J.A. Glynn. Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

JAG is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the tax returns and recognize a tax liability if JAG has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. JAG has analyzed the tax positions taken and has concluded that as of April 30, 2020, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

JAG and J.A. Glynn had no examinations in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months. At April 30, 2020, the provision for income taxes consists of current federal and state taxes. JAG and J.A. Glynn are no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before fiscal year 2016.

If applicable, JAG recognizes interest and penalties related to unrecognized tax liabilities in the statement of operations.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2020

Note 3 - Securities

The following table sets forth by level, within the fair value hierarchy, JAG's assets and liabilities measured at fair value on a recurring basis as of April 30, 2020:

Assets	Level 1	Level 2	Level 3	Total
Common Stocks:				
Financial	$ 34,400	$ -	$ -	$ 34,400
Information technology	113	-	-	113
Total common stocks	34,513	-	-	34,513
Corporate debt	-	177,266	-	177,266
	$ 34,513	$ 177,266	$ -	$ 211,779

The following is a description of the valuation methodologies used for financial instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded mutual funds, stock warrants, and other equity securities for which there are unadjusted quoted prices in active markets.

Securities are classified in Level 2 of the valuation hierarchy based on inputs, other than unadjusted quoted market prices included in Level 1, that are directly or indirectly observable. JAG may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes and the relationship of recently evidenced market activity to the prices provided from independent pricing services. JAG may also use pricing models or discounted cash flows. Securities within this category consist primarily of corporate debt obligations.

In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The Company holds no Level 3 securities as of April 30, 2020 or 2019.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while JAG believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used during the year ended April 30, 2020.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2020

Note 4 - Property and Equipment

Property and equipment at April 30, 2020 consists of the following:

Furniture and fixtures	$	21,453
Software		9,585
		31,038
Less accumulated depreciation		(16,415)
Property and equipment, net	$	14,623

Note 5 - Revenue from Contracts with Customers

<u>Significant judgments</u>

Revenue from contracts with customers includes commission income and service fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Commissions</u>

Brokerage commissions - JAG buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, JAG charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). JAG believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles ("funds") to distribute shares to investors. JAG may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. JAG believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the JAG's influence, JAG does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. As such, distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2020

Note 5 - Revenue from Contracts with Customers (Continued)

Service fees from affiliate

JAG provides advisory services, trade execution, and other services on a daily basis to customers of its' affiliate, JAG Capital Management, LLC ("JAG CAP"). JAG believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by JAG. Fee arrangements are based on a percentage applied to JAG CAP's customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

The following table presents disaggregated revenue by major source:

Commissions		
Brokerage commissions	$	175,712
Distribution fees		
12b-1 fees		66,072
Sales credits and other		198,465
Total distribution fees		264,537
Total commissions revenue		440,249
Service fees from affiliate		341,211
Total revenues from contracts with customers	$	781,460

Note 6 - Related Party Transactions

JAG has entered into an administrative services agreement with J.A. Glynn to provide administrative services to the Company in connection with operations of JAG. In accordance with that agreement, JAG is allocated its share of certain operating expenses and pays an administrative fee to J.A. Glynn. Administrative fees are four percent of allocated expenses and include payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily on actual time spent by the employees with respect to each entity. JAG believes that such allocation methods are reasonable. Administrative fees for the year ended April 30, 2020 totaled $23,678 and are included in other expenses in the statement of operations. JAG also pays J.A. Glynn for its portion of income taxes. The amount owed to J.A. Glynn at April 30, 2020 was $13.

During the year ended April 30, 2020, JAG paid $245,000 to J.A. Glynn as a distribution of earnings.

JAG CAP is an affiliated investment advisor. JAG CAP pays JAG for services related to a wrap program and other related services and owed JAG $28,308 at April 30, 2020. JAG owed JAG CAP $8,970 at April 30, 2020 for payroll related expenses, which is included in due to affiliate in the statement of financial condition.

J.A. Glynn Investments, LLC

Notes to Financial Statement

April 30, 2020

Note 7 - Net Capital Requirements

JAG is subject to the U.S. Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $100,000 and requires that the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At April 30, 2020, JAG had regulatory net capital of $1,207,448 and its ratio of aggregate indebtedness to net capital was .11 to 1.

Note 8 - Retirement Plan

J.A. Glynn maintains a contributory retirement savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Allocated employer contributions for JAG totaled $13,574 for the year ended April 30, 2020.

Note 9 - Risk Associated with Financial Instruments

In the normal course of business, JAG's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose JAG to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and JAG must purchase or sell the financial instrument underlying the contract at a loss. JAG does not anticipate non-performance by customers or its clearing broker in the above situations. In addition, JAG has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

Note 10 - Commitments and Contingencies

In the normal course of business, JAG is subject to various claims, legal actions, and disputes. JAG provides for losses, if any, in the year in which they can be reasonably estimated. Management does not believe that there are any such matters outstanding that would have a material effect on the accompanying financial statements.

Note 11 - Subsequent Events

Management has evaluated subsequent events through June 10, 2020, which was the date that the financial statements were available to be issued. As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which are likely to negatively impact revenues. Other financial impact could occur though such potential impact is unknown at this time. JAG has determined that there are no other subsequent events to be reported.

J.A. Glynn Investments, LLC

April 30, 2020

Table of Contents



Report of Independent Registered Public Accounting Firm

Member
J.A. Glynn Investments, LLC
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.A. Glynn Investments, LLC as of April 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of J.A. Glynn Investments, LLC as of April 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of J.A. Glynn Investments, LLC's management. Our responsibility is to express an opinion on J.A. Glynn Investments, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to J.A. Glynn Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP

We have served as J.A. Glynn Investments, LLC's auditor since 2004.

June 10, 2020

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

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